SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

OPINION ISSUED BY THE SUPERVISORY BOARD REGARDING THE MANAGEMENT’S ANNUAL REPORT AND FINANCIAL STATEMENTS FOR THE 2023 FISCAL YEAR (CONSOLIDATED), AND THE MANAGEMENT’S PROPOSAL FOR THE ALLOCATION OF
NET INCOME FOR THE 2023 FISCAL YEAR AND PAYMENT OF PROFIT SHARING
RELATED TO THE INTEGRATION BETWEEN CAPITAL AND LABOR.

The members of the Supervisory Board of Companhia Paranaense de Energia - Copel, undersigned, within their legal and statutory duties and responsibilities, examined the Financial Statements for the 2023 fiscal year, which comprise the balance sheet on December 31, 2023, and the respective statements of income, comprehensive income, and changes in equity and cash flows for the fiscal year ending on said date, as well as the corresponding explanatory notes and the Management's Proposal for Allocation of Net Income for the 2023 Fiscal Year. The drafts were received and analyzed individually by the members of the Supervisory Board and previously discussed with Management. Based on the work and discussions, analysis and interviews carried out throughout the year, and the monitoring and clarifications provided by Management and the Independent Audit regarding internal controls, also considering the Auditor's Report issued by Deloitte Touche Tohmatsu Auditores Independentes Ltda. regarding the Parent and Consolidated Financial Statements, without reservations, the members of the Supervisory Board hereby issue the opinion that the Financial Statements for the 2023 fiscal year may be submitted for resolution by the General Shareholders' Meeting.

Curitiba, February 29, 2024.

(signed electronically) DEMETRIUS NICHELE MACEI Chair	(signed electronically) HARRY FRANÇÓIA JÚNIOR

(signed electronically) JOSÉ PAULO DA SILVA FILHO	(signed electronically) OSMAR RIBEIRO DE ALMEIDA JÚNIOR

(signed electronically) JULIANA PICOLI AGATTE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 11, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.